Stephen J. Cosgrove                                                               One Johnson & Johnson Plaza
Vice President                                                                  New Brunswick, NJ 08933
Corporate Controller                                                               (732) 524-3737

June 22, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC  20549

Re:           Johnson & Johnson
  File No. 001-03215

Dear Mr. Rosenberg:

We have reviewed the comments included in your letter of June 8, 2009 and have prepared the following responses.  For your convenience, we have included your comments with this letter.  Our response uses the same numbering as your letter.

Comment 1: Please revise your contractual obligations table to include interest expense since it is part of your contractual obligation of debt.

Response 1:  Below is what the contractual obligations and commitments table, revised to include interest expense, would have looked like in the Company’s Annual Report for the fiscal year ended December 28, 2008.  The Company intends to include this table in its Annual Report for the 2009 fiscal year using the same presentation as shown below.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
The Company has contractual obligations, primarily lease, debt obligations and related interest and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company’s contractual obligations and their aggregate maturities as of December 28, 2008 (see Notes 4, 6 and 13 to the Consolidated Financial Statements for further details):

(Dollars in Millions)

			Interest on	Unfunded
	Operating	Debt	Debt	Retirement
	Leases	Obligations	Obligations	Plans	Total

2009	$171	221	475	56	923
2010	145	22	456	58	681
2011	123	18	453	62	656
2012	107	620	440	66	1,233
2013	89	507	410	70	1,076
After 2013	93	6,953	4,927	436	12,409
Total	$728	8,341	7,161	748	16,978

Comment 2: Refer to your disclosure “sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall.”  Revise your disclosure to address:

•	Whether you refund the sales price by issuing cash or a credit, or whether you exchange product from your inventory for the returned product;
•	Whether the returned product is resalable; and
•
If you exchange product from your inventory for the returned product, how you account for your estimate of returns at the time of the product sale and how you account for returns when they are actually returned and make the exchange.  Provide us an analysis supporting your accounting treatment with reference to authoritative literature.  It also may be helpful to provide us an example showing the journal entries made.

Response 2:  In accordance with the Company’s accounting policies, the Company generally issues credit to customers for returned goods.  The Company’s sales return reserves are accounted for in accordance with FASB Statement No. 48 “Revenue Recognition When Right of Return Exists.”  Sales return reserves are recorded at full sales value.  Sales returns in the Consumer and Pharmaceutical segments are almost exclusively not resalable.  While sales returns in the Medical Devices & Diagnostics segment are generally not resalable, certain franchises in this segment may receive returned product that is resalable, however such amounts have not been significant in the past.  The Company rarely exchanges products from inventory for returned products.  Sales return reserves are based on historical return trends by product.  The sales returns reserve for the total Company has ranged between 1.1% and 1.2% of annual net trade sales during the prior three fiscal reporting years 2006-2008.

The Company will expand its disclosures in its annual report for the 2009 fiscal year to include response 2 above.

The Company acknowledges that it is responsible for the adequacy and accuracy of all disclosures in its filings.  The Company understands that SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions or comments, please call me at (732) 524-3737 or Phil Savas, Assistant Corporate Controller at (732) 524-3566.

                    Sincerely,

/s/
Stephen J. Cosgrove
Vice President, Controller (Principle Accounting Officer)